Exhibit 99.1

iHuman Inc. Announces Third Quarter 2021

Unaudited Financial Results and Share Repurchase Program

BEIJING, China, December 21, 2021 --iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered smart learning products in China, today announced its unaudited financial results for the third quarter ended September 30, 2021. The Company also announced that its board of directors (the “Board”) has authorized a share repurchase plan under which the Company may repurchase up to US$10 million of its shares over the next 12 months (the “Share Repurchase Program”).

Third Quarter 2021 Highlights

●	Total revenues were RMB259.0 million (US$40.2 million), a year-over-year increase of 65.1%.

●	Revenues from online subscriptions were RMB220.5 million (US$34.2 million), a year-over-year increase of 82.7%.

●	Gross profit was RMB180.2 million (US$28.0 million), a year-over-year increase of 67.5%.

●	Operating loss was RMB43.9 million (US$6.8 million), compared with an operating income of RMB13.5 million in the same period last year.

●	Net loss was RMB38.2 million (US$5.9 million), compared with a net income of RMB10.6 million in the same period last year.

●	Average total MAUs[1] reached a record high of 17.68 million, a year-over-year increase of 58.6%.

●	Number of paying users[2] was 1.64 million, a year-over-year increase of 19.7%.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “We are pleased to report another solid quarter, during which we saw continued momentum in user growth, with average total MAUs hitting a new high of 17.68 million, which was an increase of 58.6% year-over-year. This further solidified our position in the market. Our mission from the start has been to transform learning into a fun journey for every child. Essential to this has been our laser focus on high quality content and advanced technological capabilities, which we believe have been two cornerstones of our business growth. During the quarter, we continued to optimize our existing product offerings by adding new content and features that cater to the interests of kids and help them learn while having fun. For example, we added assorted themes to iHumanpedia, our STEM-focused product, which features animated video content that kids can easily relate to in their daily lives. We aim to further expand the content of this app by adding a growing series of topics in the future. Meanwhile, we continued to develop products that support the all-around development of children, especially their creativity, fitness, and overall interest in learning. We just launched iHuman Kids Workout, an AI-powered fitness app designed specifically for children. iHuman Kids Workout aims to provide a fun, scientific and effective way of exercising at home by combining physical fitness knowledge with fun and interactive content. Through our relentless efforts in product improvement and technology innovation, we believe we have laid a solid foundation for healthy development over the long-term.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “We are happy to announce another quarter of strong growth. Total revenues increased 65.1% year-over-year to RMB259.0 million. Revenues from online subscriptions grew an even faster 82.7% year-over-year to RMB220.5 million. Our self-directed apps that feature comprehensive and engaging content allow kids to learn at their own pace in a fun and dynamic manner. Leveraging our affordable pricing and ease of use, we were able to broaden our reach while making learning more inclusive. During the quarter, we continued to strategically increase our R&D investments to expand our product portfolio both horizontally and vertically. While optimizing our existing offerings, we are also developing new products to further expand our comprehensive portfolio and better support the all-around development of children. This will provide us with new growth drivers and open up additional market opportunities going forward. As a part of our commitment to raise value for our shareholders, and in recognition of our strong financial position and outlook, we are pleased to report that our Board authorized a US$10 million share repurchase program. Looking ahead, we will continue to focus our R&D efforts on supporting product enhancements and development, further advancing our technological capabilities, expanding our content library, and further improving the accessibility of our apps as we look to achieve sustainable business growth in the future.”

Third Quarter 2021 Unaudited Financial Results

Revenues

Total revenues were RMB259.0 million (US$40.2 million), an increase of 65.1% from RMB156.9 million in the same period last year.

Revenues from online subscriptions were RMB220.5 million (US$34.2 million), an increase of 82.7% from RMB120.7 million in the same period last year, primarily driven by user expansion and enhanced user engagement. Average total MAUs for the quarter were 17.68 million, an increase of 58.6% year-over-year from 11.15 million in the same period last year. The number of paying users for the quarter was 1.64 million, a year-over-year increase of 19.7% from 1.37 million in the same period last year.

Revenues from offline products and others were RMB38.5 million (US$6.0 million), an increase of 6.4% from RMB36.2 million in the same period last year.

Cost of Revenues

Cost of revenues were RMB78.8 million (US$12.2 million), an increase of 59.7% from RMB49.3 million in the same period last year, primarily due to an increase in channel and product costs, which was in line with the Company’s revenue expansion.

Gross Profit and Gross Margin

Gross profit was RMB180.2 million (US$28.0 million), an increase of 67.5% from RMB107.6 million in the same period last year. Gross margin was 69.6%, compared with 68.5% in the same period last year.

Operating Expenses

Total operating expenses were RMB224.1 million (US$34.8 million), an increase of 138.3% from RMB94.0 million in the same period last year.

Research and development expenses were RMB131.1 million (US$20.3 million), an increase of 134.7% from RMB55.9 million in the same period last year, primarily due to a rise in payroll-related expenses and outsourcing expenses as the Company continued to expand its research and development capabilities, and enhance and develop its tech-powered smart learning products.

Sales and marketing expenses were RMB67.2 million (US$10.4 million), an increase of 195.7% from RMB22.7 million in the same period last year, primarily due to an increase in advertising and promotion expenses as the Company strategically strengthened its brand recognition as a publicly listed company, as well as an increase in payroll-related expenses.

General and administrative expenses were RMB25.8 million (US$4.0 million), an increase of 67.1% from RMB15.4 million in the same period last year, primarily due to an increase in payroll-related expenses and compliance costs related to being a publicly listed company.

Operating Income (Loss)

Operating loss was RMB43.9 million (US$6.8 million), compared with operating income of RMB13.5 million in the same period last year.

Excluding share-based compensation expenses, adjusted operating loss3 was RMB41.5 million (US$6.4 million), compared with adjusted operating income of RMB13.5 million in the same period last year.

Net Income (Loss)

Net loss was RMB38.2 million (US$5.9 million), compared with net income of RMB10.6 million in the same period last year.

Adjusted net loss3 was RMB35.8 million (US$5.6 million), compared with adjusted net income of RMB10.6 million in the same period last year.

Net loss attributable to ordinary shareholders was RMB38.2 million (US$5.9 million), compared with net income attributable to ordinary shareholders of RMB6.6 million in the same period last year.

Adjusted net loss attributable to ordinary shareholders was RMB35.8 million (US$5.6 million), compared with adjusted net income attributable to ordinary shareholders of RMB6.6 million in the same period last year.

Basic and diluted net loss per ADS were RMB0.72 (US$0.11), compared with basic and diluted net income per ADS of RMB0.15 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Adjusted diluted net loss per ADS was RMB0.67 (US$0.10), compared with adjusted diluted net income per ADS of RMB0.15 in the same period last year.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB331.4 million (US$51.4 million) as of September 30, 2021, compared with RMB268.6 million as of December 31, 2020, primarily driven by user expansion and enhanced user engagement.

Cash and Cash Equivalents

Cash and cash equivalents were RMB918.9 million (US$142.6 million) as of September 30, 2021, compared with RMB861.7 million as of December 31, 2020.

1 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

2 “Paying users” refers to users who paid subscription fees for premium content on any of the Company’s apps during a specific period; a user who makes payments across different apps using the same registered account is counted as one paying user, and a user who makes payments for the same app multiple times in the same period is counted as one paying user.

3 “Adjusted operating income (loss)” and “adjusted net income (loss)” exclude share-based compensation expenses. Please see “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and non-GAAP Results” at the end of this press release.

Share Repurchase Program

The Board has authorized a share repurchase plan under which the Company may repurchase up to US$10 million of its shares over the next 12 months. The Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (the “SEC”) Rule 10b-18 and/or Rule 10b5-1 requirements. The Board will review the Share Repurchase Program periodically, and may authorize adjustments of its terms and size or suspend or discontinue the program. The Company expects to fund the repurchases under the Share Repurchase Program with its existing cash balance.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2021, which was RMB6.4434 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS excluding share-based compensation expenses. Adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income (loss) attributable to the Company’s ordinary shareholders. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, China’s edutainment market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered smart learning products in China that is committed to transforming learning into a fun journey for every child. Benefiting from a deep legacy that combines a strong foundation in edutainment, decades of industry experience with cutting-edge technologies, and an outstanding reputation for original entertainment content, iHuman provides children with unique, interactive, and entertaining experiences to stimulate their natural curiosity and interest in learning. The Company’s comprehensive suite of innovative and high-quality products include interactive and self-directed online apps and offline products that cover a broad variety of areas to develop children’s creativity and abilities in independent reading, critical thinking, and scientific reasoning and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, proprietary edutainment know-how, AI/AR functionality, and big data analysis, iHuman believes it will continue to provide superior learning experiences that are effective and fun for children in China and all over the world through its integrated suite of tech-powered smart learning products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	861,682	918,866	142,606
Accounts receivable, net	77,965	73,388	11,390
Amounts due from related parties	322	4,044	628
Inventories, net	16,873	24,839	3,855
Prepayments and other current assets	64,619	76,873	11,931
Total current assets	1,021,461	1,098,010	170,410
Non-current assets
Property and equipment, net	6,390	13,091	2,032
Intangible assets, net	11,789	18,888	2,931
Operating lease right-to-use assets	6,521	53,728	8,338
Other non-current assets	784	1,578	245
Total non-current assets	25,484	87,285	13,546
Total assets	1,046,945	1,185,295	183,956

LIABILITIES
Current liabilities
Accounts payable	21,551	36,855	5,720
Amounts due to related parties	485	25,374	3,938
Deferred revenue and customer advances	268,613	331,442	51,439
Accrued expenses and other current liabilities	107,029	120,110	18,641
Current operating lease liabilities	1,544	30,461	4,727
Total current liabilities	399,222	544,242	84,465
Non-current liabilities
Non-current operating lease liabilities	5,070	17,892	2,777
Total non-current liabilities	5,070	17,892	2,777
Total liabilities	404,292	562,134	87,242
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2020 and September 30, 2021; 122,622,382 Class A shares issued and outstanding as of December 31, 2020; 125,122,382 Class A shares issued and 122,622,382 outstanding as of September 30, 2021; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2020 and September 30, 2021; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2020 and September 30, 2021)	184	184	29
Additional paid-in capital	1,050,304	1,063,953	165,123
Accumulated other comprehensive loss	(21,861)	(25,860)	(4,013)
Accumulated deficit	(385,974)	(415,116)	(64,425)
Total shareholders’ equity	642,653	623,161	96,714
Total liabilities and shareholders’ equity	1,046,945	1,185,295	183,956

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online subscriptions	120,682	199,198	220,461	34,215	273,144	611,519	94,906
Offline products and others	36,220	22,061	38,522	5,979	69,234	95,381	14,803
Total Revenues	156,902	221,259	258,983	40,194	342,378	706,900	109,709

Cost of revenues
Online subscriptions	(30,921)	(50,645)	(55,758)	(8,654)	(70,450)	(153,373)	(23,803)
Offline products and others	(18,426)	(16,351)	(23,027)	(3,574)	(39,013)	(57,812)	(8,972)
Gross profit	107,555	154,263	180,198	27,966	232,915	495,715	76,934

Operating expenses
Research and development expenses	(55,865)	(93,053)	(131,088)	(20,345)	(129,539)	(306,253)	(47,530)
Sales and marketing expenses	(22,729)	(45,298)	(67,216)	(10,432)	(51,112)	(165,441)	(25,676)
General and administrative expenses	(15,420)	(19,364)	(25,761)	(3,998)	(32,884)	(67,694)	(10,506)
Total operating expenses	(94,014)	(157,715)	(224,065)	(34,775)	(213,535)	(539,388)	(83,712)
Operating income (loss)	13,541	(3,452)	(43,867)	(6,809)	19,380	(43,673)	(6,778)
Other income, net	3,829	5,121	5,695	884	5,588	14,361	2,229
Income (loss) before income taxes	17,370	1,669	(38,172)	(5,925)	24,968	(29,312)	(4,549)
Income tax benefit (expenses)	(6,737)	238	(23)	(4)	(8,694)	170	26
Net income (loss)	10,633	1,907	(38,195)	(5,929)	16,274	(29,142)	(4,523)
Accretion to redemption value of contingently redeemable ordinary shares	(3,996)	-	-	-	(10,445)	-	-
Net income (loss) attributable to ordinary shareholders	6,637	1,907	(38,195)	(5,929)	5,829	(29,142)	(4,523)

Net income (loss) attributable to ordinary shareholders per ADS:
- Basic	0.15	0.04	(0.72)	(0.11)	0.14	(0.55)	(0.08)
- Diluted	0.15	0.03	(0.72)	(0.11)	0.14	(0.55)	(0.08)

Weighted average number of ADSs:
- Basic	43,010,752	53,324,476	53,324,476	53,324,476	43,010,752	53,324,476	53,324,476
- Diluted	43,010,752	54,680,936	53,324,476	53,324,476	43,010,752	53,324,476	53,324,476

Total share-based compensation expenses included in:
Cost of revenues	-	257	244	38	-	768	119
Research and development expenses	-	1,524	(24)	(4)	-	5,211	809
Sales and marketing expenses	-	986	767	119	-	2,930	455
General and administrative expenses	-	1,458	1,379	214	-	4,740	736

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income (loss)	13,541	(3,452)	(43,867)	(6,809)	19,380	(43,673)	(6,778)
Share-based compensation expenses	-	4,225	2,366	367	-	13,649	2,119
Adjusted operating income (loss)	13,541	773	(41,501)	(6,442)	19,380	(30,024)	(4,659)

Net income (loss)	10,633	1,907	(38,195)	(5,929)	16,274	(29,142)	(4,523)
Share-based compensation expenses	-	4,225	2,366	367	-	13,649	2,119
Adjusted net income (loss)	10,633	6,132	(35,829)	(5,562)	16,274	(15,493)	(2,404)
Accretion to redemption value of contingently redeemable ordinary shares	(3,996)	-	-	-	(10,445)	-	-
Adjusted net income (loss) attributable to ordinary shareholders	6,637	6,132	(35,829)	(5,562)	5,829	(15,493)	(2,404)

Diluted net income (loss) per ADS	0.15	0.03	(0.72)	(0.11)	0.14	(0.55)	(0.08)
Impact of non-GAAP adjustments	-	0.08	0.05	0.01	-	0.26	0.03
Adjusted diluted net income (loss) per ADS	0.15	0.11	(0.67)	(0.10)	0.14	(0.29)	(0.05)

Weighted average number of ADSs – diluted	43,010,752	54,680,936	53,324,476	53,324,476	43,010,752	53,324,476	53,324,476
Weighted average number of ADSs – adjusted	43,010,752	54,680,936	53,324,476	53,324,476	43,010,752	53,324,476	53,324,476